UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2009

KB Financial Group Inc. ———————————————————————————————————
(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Investment in JSC Bank CenterCredit

On September 25, 2009, the board of directors of Kookmin Bank, a wholly-owned subsidiary of KB Financial Group Inc., resolved to revise its agreements regarding the acquisition of shares of JSC Bank CenterCredit (“BCC”).  Pursuant to such revision, Kookmin Bank’s equity stake in BCC upon the completion of the agreed transactions is to be 40.1% or more (on a fully-diluted basis, and including convertible preferred shares of BCC that will comprise a portion of the equity stake to be held by Kookmin Bank), instead of 50.1% or more as previously agreed, and such revision has been undertaken in connection with a co-investment in BCC by International Finance Corporation (“IFC”), pursuant to which IFC will acquire a 10% equity stake in BCC.  As a result, Kookmin Bank, which currently holds a 30.5% equity stake in BCC, is expected to acquire an additional 9.6% equity stake.  As the acquisition of such additional stake in
BCC by Kookmin Bank is subject to various regulatory approvals, the date of such acquisition has not yet been finalized.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.

Date: September 25, 2009	By:	/s/ Kap Shin
	Name:	Kap Shin
	Title:	Deputy President & CFO